Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

June 18, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Michael C. Foland

Re:	Solutions Vending International, Inc. Draft First Amendment to Offering Statement on Form 1-A Submitted March 31, 2020 CIK No. 0001759081 File No. 024-11184

Dear Mr. Foland:

This letter is submitted on behalf of our client, Solutions Vending International, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed March 31, 2020, as amended on May 22, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated June 4, 2020; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Prospectus Cover Page, page 1

1.	Comment: You state that to be eligible for the bonus program, "an investor must have subscribed for StartEngine CF shares within the last 12 months prior to investing in this offering, and must continue to hold a minimum number of StartEngine CF shares." Please clarify the eligibility requirements of the bonus program and explain whether there is a minimum period of time investors are required to hold a certain number of StartEngine CF shares to qualify for bonus shares.

Response: We have removed the bonus program from the offering and amended the Offering Circular accordingly.

1.	Comment: You disclose that each investor is required to pay a cash commission to StartEngine Primary on sales of securities into states in which it is registered equal to the lesser of 2% of the amount invested and $300. Please provide an analysis regarding whether the investor-paid commission should be included: (i) in the aggregate offering price under Rule 251(a)(2) under the Securities Act and (ii) in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act.

Response: We do not believe the investor-paid fee should be included as part of either the aggregate offering amount or the offering price. The fee functions as a type of investor convenience fee, as opposed to a true commission, and compensates StartEngine Primary for the work of onboarding and processing investors. Since these amounts are not received by the issuer, they should not be included in the calculation of aggregate offering price.

The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated June 4, 2020.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours, /Jeffrey S. Marks/ Jeffrey S. Marks